Exhibit 99.1
AMENDED AND RESTATED UNANIMOUS SHAREHOLDER AGREEMENT
     THIS AGREEMENT is made as of the 9th day of June, 2009, and is an amendment and restatement of the Unanimous Shareholder Agreement dated December 2, 1988, as amended April 28, 1999, April 26, 2000, April 23, 2002, June 17, 2003, July 27, 2006 and June 11, 2007.
AMONG:
PENGROWTH MANAGEMENT LIMITED, a body corporate with an office in the City of Calgary, in the Province of Alberta (the “Manager”)
AND
PENGROWTH ENERGY TRUST, a trust formed in accordance with the laws of Alberta, by its trustee Computershare Trust Company of Canada, a trust company with an office in Calgary, Alberta (the “Fund”)
AND
PENGROWTH CORPORATION, a body corporate with an office in the City of Calgary, in the Province of Alberta (the “Corporation”)
AND
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in the City of Calgary, in the Province of Alberta, (the “Trustee”)
WHEREAS:
A. The Corporation was incorporated on December 30, 1987 under the Business Corporations Act (Alberta);
B. The Corporation was organized for the purpose of identifying, evaluating, acquiring, managing and disposing of interests in Canadian Resource Properties which produce Petroleum Substances, to create the Royalty, to issue and sell Royalty Units, to organize the Fund, to cause the distribution of Trust Units and to distribute proceeds of the Royalty to Royalty Unitholders and to act as the administrator of the Fund;
C. The Trustee has been appointed as trustee for the Royalty Unitholders pursuant to the Royalty Indenture and as trustee for the Trust Unitholders pursuant to the Trust Indenture;
D. The Shareholders wish to establish their rights and obligations in respect of the Shares now or hereafter owned by them, the rights and obligations of the Unitholders in respect of the

Units now or hereafter owned by such Unitholders, the management and control of the Corporation and certain other matters as hereinafter set forth;
E. The parties intend that this Agreement shall operate and be construed as a unanimous shareholder agreement under the Act; and
F. The Corporation, the Manager, the Fund and the Trustee have agreed to do all such things as may be necessary in order to give effect to this Agreement.
     NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
1.01 The parties hereto represent that, to the extent that the subject matter therein is within their knowledge or control, the recitals to this Agreement are true and correct and the parties hereto agree that the same form an integral part of this Agreement.
1.02 In the Agreement unless there is something in the subject matter or context inconsistent therewith:
a)	“Act” means the Business Corporations Act (Alberta), RSA 2000, Chapter B-9, as amended from time to time and every statute that may be substituted therefor, and in the case of any such amendment and substitution, any reference in this Agreement to the Act shall be read as referring to the amended or substituted provisions therefor;

b)	“Affiliate” means “affiliate” as defined in the Act;

c)	“Agreement” means this Agreement and any agreements or schedules supplemental or ancillary hereto and the expression “Article” followed by a number means and refers to the specified Article of this Agreement;

d)	“Appoint” includes “elect” and vice versa;

e)	“Articles” means the Articles of Incorporation of the Corporation, as the same may be amended from time to time;

f)	“By-Laws” means the by-laws of the Corporation from time to time in force and effect;

g)	“Canadian Resource Properties” has the meaning attributed thereto in the Royalty Indenture;

h)	“Class A Trust Units” has the meaning ascribed thereto in the Trust Indenture;

i)	“Exchangeable Shares” means exchangeable shares in the capital of the Corporation;

j)	“Person” includes any natural person, corporation, limited partnership, general partnership, joint stock property, joint venture, association, company, limited liability company, trust, bank, trust company or other organization, whether or not a legal entity, and government authority;

k)	“Petroleum Substances” has the meaning attributed thereto in the Royalty Indenture;

l)	“Royalty” means the interest in the Royalty Income granted to Royalty Unitholders pursuant to the Royalty Indenture;

m)	“Royalty Income” has the meaning attributed thereto in the Royalty Indenture;

n)	“Royalty Indenture” means the Amended and Restated Royalty Indenture, as amended, made as of the date hereof between the Corporation, and the Trustee on behalf of the Unitholders, as the same may be amended from time to time;

o)	“Royalty Unitholders” means the holders from time to time of one or more Royalty Units;

p)	“Royalty Units” means royalty units of the Corporation created, issued and certified under the Royalty Indenture and for the time being outstanding and entitled to the benefits thereof;

q)	“Shareholders” means the Manager and the Fund;

r)	“Shares” means the shares of the Corporation of any class from time to time outstanding;

s)	“Trust Indenture” means the Amended and Restated Trust Indenture made as of the date hereof between the Corporation and the Trustee;

t)	“Trust Unitholders” means the holders from time to time of one or more Trust Units and/or one or more Class A Trust Units;

u)	“Trust Units” has the meaning ascribed thereto in the Trust Indenture;

v)	“Unitholders” means the holders from time to time of one or more Units; and

w)	“Units” means the Royalty Units, other than the Royalty Units held by the Fund, the Trust Units and the Class A Trust Units, collectively.
1.03 Unless the context otherwise requires, where capitalized terms defined in the Royalty Indenture are used herein without definition, the definitions set out therein shall apply to this Agreement.

ARTICLE II
EFFECT OF AGREEMENT
2.01 This Agreement constitutes a unanimous shareholder agreement within the meaning of the Act.
2.02 In the event of any conflict between the provisions of this Agreement on the one hand, and the Articles or By-Laws on the other, the provisions of this Agreement shall govern. The Shareholders agree to vote, or to cause to be voted, the Shares owned by them so as to cause the Articles or By-laws, or both, as the case may be, to be amended to resolve any such conflict in favour of the provisions of this Agreement.
ARTICLE III
DIRECTORS
3.01 The Board of Directors of the Corporation shall consist of a minimum of three (3) members and a maximum of twelve (12) members, two (2) of whom shall be appointed by the Manager and the balance of whom shall be appointed by the Fund, as directed by Unitholders. If the appointment of two (2) members by the Manager would result in the Fund not having appointed a majority of the Board of Directors, then the Manager shall appoint only one (1) member of the Board of Directors.
Notwithstanding the foregoing: (A) after June 30, 2012 the Manager shall be entitled to appoint only one member of the Board of Directors of the Corporation and the remainder of the directors of the Corporation shall be appointed by the Fund, as by directed the Unitholders; and (B) upon the earliest of the following events to occur: (i) James S. Kinnear becoming 80 years of age, (ii) the incapacity of James S. Kinnear, or (iii) the death of James S. Kinnear, the Manager shall no longer be entitled to nominate or appoint any members to the Board of Directors of the Corporation. In addition, if the Fund is converted into a corporation, the Manager shall no longer be entitled to nominate or appoint any members to the Board of Directors of the Corporation.
The Shareholders shall cause the Shares held by or beneficially owned by them to be voted for the individuals nominated by the Trust, as directed by the Unitholders at the annual meeting, and the individual(s) nominated by the Manager. The Shareholders shall not cause the Shares held by or beneficially owned by them to be voted for the removal of the respective nominees of the Shareholders as Directors of the Corporation unless the Shareholder having nominated such individual wishes that individual to be removed as a Director in which case the Shareholders shall cause all of the Shares held by or beneficially owned by them to be so voted. A vacancy on the Board of Directors shall be filled by an individual nominated by the Shareholder that nominated for election the Director who has vacated his or her position and the Shareholders shall cause the Shares held by or beneficially owned by them to be voted for the individual so nominated by the Shareholder.
ARTICLE IV
VOTING
4.01 A Shareholder shall not transfer any Shares to any Person except to another Shareholder. For greater certainty, the foregoing shall not prohibit the transfer of a beneficial interest in Exchangeable Shares.

ARTICLE V
WAIVER
5.01 The Shareholders waive each and every provision contained in the Articles or By-laws insofar as they may conflict with the provisions of this Agreement.
ARTICLE VI
SUBSEQUENT PARTIES TO THIS AGREEMENT
6.01 Any Person who shall hereafter become the registered owner of one or more Shares shall, prior to becoming such registered holder, and any replacement of the Trustee shall, prior to becoming the Trustee, execute one or more counterparts of this Agreement (whether or not the same has previously been executed by any other Person(s)) and shall thereafter be entitled to all of the benefits of and be bound by the terms and conditions of this Agreement in the same manner as if it had been an original party hereto.
ARTICLE VII
SHAREHOLDER NO LONGER BOUND
7.01 If a Shareholder has disposed of all of its Shares in accordance with Article IV hereof, it shall no longer be bound by any of the provisions of this Agreement.
ARTICLE VIII
TERM OF AGREEMENT
8.01 This Agreement shall be in effect until terminated, cancelled or amended in writing by the agreement of the Shareholders, the Corporation and the Trustee, provided that the Trustee will only act on the direction of an Extraordinary Resolution of the Trust Unitholders.
ARTICLE IX
GENERAL PROVISIONS
9.01 Each party hereto covenants and agrees to execute or cause to be done or executed all such further and other acts, deeds, things, instruments and assurances whatsoever for the better or more perfect and absolute performance of the terms and conditions of this Agreement.
9.02 Every communication provided for in this Agreement or arising in connection therewith (including the service of any documents or notices as may be required by any court or judge or by any court proceedings) shall be in writing and shall be mailed or delivered to the parties addressed as follows:
Pengrowth Management Limited
Suite 2100, 222 Third Avenue SW
Calgary, Alberta T2P 0B4
Attention:      President

Pengrowth Energy Trust
Suite 2100, 222 Third Avenue SW
Calgary, Alberta T2P 0B4
Attention:      President
Pengrowth Corporation
Suite 2100, 222 Third Avenue SW
Calgary, Alberta T2P 0B4
Attention:      President
Computershare Trust Company of Canada
Suite 710, 530 — 8th Avenue SW
Calgary, Alberta T2P 3S8
Attention:      Corporate Trust Department
     Each party may change its mailing or delivery address by giving to the other parties written notice to that effect.
9.03 Every such communication shall, if delivered be deemed to have been given to and received by the addressee when delivered or, if mailed at any post office in Canada by prepaid registered post in an envelope addressed to the party to whom the same is directed, be deemed to have been given to and received by the addressee on the fifth (5th) Business Day following the mailing, except where there exists a labour strike or disturbance the result of which is the interference to normal mail deliveries, in which case every communication provided for in this Agreement or arising in connection herewith shall be delivered to the parties at the above addresses.
9.04 Without restricting the generality of the forgoing, the holder of any Shares or Units now owned or hereinafter acquired by any Person shall have the benefits granted to such holders under this Agreement and shall be subject to the obligations imposed by this Agreement on such holders.
9.05 The Trustee joins in this Agreement on behalf of the Unitholders and agrees to be bound hereby and to take all necessary measures to enforce this Agreement and all benefits and obligations created hereunder in favour of the Unitholders.
9.06 In this Agreement, words importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender and vice versa where the context so requires.
9.07 This Agreement may be executed in any number of counterparts with the same effect as if all the parties hereto signed the same document. All counterparts shall be construed together and shall constitute one instrument.

9.08 Notwithstanding the place of negotiation or execution of this Agreement or the province of residence of any of the parties hereto or of any of the Unitholders, it is agreed that this Agreement shall be interpreted and construed in accordance with the laws of the Province of Alberta and the Shareholders, the Corporation and the Trustee hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta.
9.09 Should any portion of this Agreement be judicially held to be invalid or wholly or partially unenforceable, such holding shall not invalidate or void the remainder of this Agreement, and the parties hereby agree that the parts so held to be wholly or partially invalid or unenforceable shall be deemed to have been stricken herefrom with the same force and effect as if such part or parts had never been included herein or had always been revised and reduced in scope so as to be valid and enforceable, as the case may be.
9.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors and permitted assigns and, through the Trustee, this Agreement shall enure to the benefit of and be binding upon the Unitholders, their respective heirs, executors, administrators, successors and permitted assigns.
9.11 Any and all certificates representing Shares now or hereafter beneficially owned by the Shareholders or any other Person during the currency of this Agreement (whether such certificates are issued initially or with respect to a transfer or otherwise) shall have endorsed thereon in bold type the following legend:
“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A UNANIMOUS SHAREHOLDERS’ AGREEMENT, WHICH AGREEMENT CONTAINS RESTRICTIONS RELATING TO THE TRANSFER, HYPOTHECATION OR OTHER DISPOSITION OF SUCH SHARES AND NOTICE OF THE TERM AND CONDITIONS OF SUCH AGREEMENT IS HEREBY GIVEN.”
9.12 The parties hereto acknowledge that the Trustee is entering into this agreement solely in its capacity as Trustee on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Fund and that any recourse against the Fund, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from matters to which this Agreement relates, in any way, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.
9.13 Time shall be of the essence of this Agreement.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day of the year first above written.

PENGROWTH MANAGEMENT LIMITED

Per:	“James S. Kinnear”

James S. Kinnear
President

Per:	“Gordon M. Anderson”

Gordon M. Anderson
Vice President, Financial Services

PENGROWTH ENERGY TRUST, by its Trustee, Computershare Trust Company of Canada

Per:	“Dan Sander”

Dan Sander

Per:	“Karen Biscope”

Karen Biscope

PENGROWTH CORPORATION

Per:	“James S. Kinnear”

James S. Kinnear
Chairman and Chief Executive Officer

Per:	“Christopher G. Webster”

Christopher G. Webster
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Dan Sander”

Dan Sander

Per:	“Karen Biscope”

Karen Biscope